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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
      [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

      For the fiscal year ended             DECEMBER 31, 1998
                               ------------------------------------------------

                                       Or

      [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

       For the transition period from                to
                                      --------------     ----------------------

       Commission file number                  1-12317
                             --------------------------------------------------

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN
                                    -------------------------------------------

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office NATIONAL-OILWELL, INC.
                                          -------------------------------------
                                          10000 RICHMOND AVENUE
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                                          4TH FLOOR
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                                          HOUSTON, TEXAS  77042-4200
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                              REQUIRED INFORMATION

National-Oilwell Retirement and Thrift Plan Financial Statements and Schedules prepared in accordance with financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN



   June 24, 1999                    /s/  Daniel L. Molinaro
------------------------            -------------------------------------------
     Date                                Daniel L. Molinaro
                                         Treasurer for National-Oilwell, Inc.
                                         and National-Oilwell Benefits Plan
                                         Administrative Committee Member


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                                INDEX TO EXHIBITS
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EXHIBIT
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
23.1     Consent of Ernst and Young LLP
99.1 National-Oilwell Retirement and Thrift Plan Financial Statements and Schedules prepared in accordance with financial reporting requirements of ERISA. (Supplemental Schedule, Item 27(b)--Schedule of Loans or Fixed Income Obligations, is omitted because it is not applicable.)

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